

07003578

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2007
WASH. D.C.

SEC FILE NUMBER
8- 44919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESTIGE FINANCIAL CENTER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 BROADWAY, SUITE 2004
(No. and Street)

NEW YORK, N.Y. 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE KIRSHBAUM (212) 221-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE KIRSHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESTIGE FINANCIAL CENTER, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


ADAM DANIEL RACHMAN
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6146077
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES MAY 15, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESTIGE FINANCIAL CENTER, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PRESTIGE FINANCIAL CENTER, INC.

CONTENTS

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

PRESTIGE FINANCIAL CENTER, INC.

I have audited the accompanying statement of financial condition of Prestige Financial Center, Inc. as of December 31, 2006, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Prestige Financial Center, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole



February 27, 2007

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash		$ 3,222
Receivables from brokers and dealers:		
Clearance account	$ 27,460	
Good faith account	56,114	
Other receivables	82,770	166,344
Receivables from non-customers		171,332
Total assets		**$ 340,898**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses payable		9,586
Total current liabilities		**9,586**
Stockholders' equity:		
Common stock, par value. $.01; authorized 1200 shares; outstanding 1200 shares.	$ 12	
Additional paid-in capital	315,988	
Retained earnings	15,312	
Total stockholders' equity		**331,312**
Total liabilities and stockholders' equity		**$ 340,898**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions		$ 193,972
Other income		369,948
Interest		4,225
Total revenue		**568,145**
Expenses:		
Salaries of voting stockholders	$ 87,879	
Other employee compensation	60,000	
Commissions paid to other broker-dealers	42,032	
Regulatory fees	71,778	
Commission expense	102,963	
Rent	39,819	
Telephone	21,110	
Quote expense	24,859	
Professional fees	14,908	
Consulting fees	21,333	
Other expenses	71,591	
Total expenses		**(558,272)**
Income (loss) before federal income taxes		9,873
Less: federal income tax		(-0-)
Net income		**$ 9,873**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Resources provided:		
Net income		$ 9,873
Decrease in other assets		10,188
Capital contributed		50,000
Decrease in securities owned		3,300
Decrease in receivables from non-customers		40,934
Total resources provided		**114,295**
Resources applied:		
Increase in receivables from brokers & dealers	$ 110,503	
Total resources applied		**110,503**
Increase in cash		3,792
Cash - January 1, 2006		(570)
Cash - December 31, 2006		**$ 3,222**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Stockholders Equity, January 1, 2006	$ 271,439
Add: Capital contributed	50,000
: Net income	9,873
Stockholders' Equity, December 31, 2006	**$ 331,312**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2006	**$ -0-**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. **Summary of significant accounting policies**:

   Income taxes:

   The corporation has elected to be taxed as a 'C' Corporation. The net income (loss) of the company is taxed to the corporation.

2. **Lease commitment**:

   The company leases office space under a lease expiring 2/10/2010.

   Future minimum lease payments as of December 31, 2006 are:

Year ending December 31;	
2007	$23,042
2008	24,460
2009	24,460
	$71,962

3. **The following supplementary information is submitted:**

   Exemption from Rule 15c-3-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through another broker-dealer, ADP Clearing on a fully disclosed basis.

4. **Net capital requirements:**

   As a registered broker-dealer, the company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $168,452. In January 2007, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $160,596. The difference of $7,856 is due to accruals and reclassifications made during the audit.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PRESTIGE FINANCIAL CENTER, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Capital		$ 340,898
Less: non-allowable assets		(172,446)
Net capital before haircuts		168,452
Less: Haircuts on securities		-0-
Net capital		**168,452**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $9,586)	**$ 639**	5,000
Excess net capital		**$ 163,452**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 9,586**
Percentage of aggregate indebtedness to net capital	**6%**

See notes to financial statements.

PRESTIGE FINANCIAL CENTER, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2006

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$160,596
Add: Audit adjustments	7,856
Net capital per audited report, December 31, 2006	**$168,452**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

PRESTIGE FINANCIAL CENTER, INC.

I have examined the financial statements of Prestige Financial Center, Inc. the year ended December 31, 2006 and have issued my report thereon dated February 27, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 27, 2007

END

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT